Exhibit 4.2

SEMPRA ENERGY
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

At December 31, 2021, Sempra Energy (“we,” “us” or “our”) had the following two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”):
Capital Stock:
▪Common Stock, no par value (the “common stock”)
Debt Securities:
▪5.75% Junior subordinated notes due 2079 (the “notes”)
At December 31, 2021, Sempra Energy also had outstanding shares of 4.875% Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, Series C, no par value (the “series C preferred stock”), which are not registered under Section 12 of the Exchange Act. However, because the rights of the series C preferred stock in many cases impact the rights of our common stock, we have included the material terms of the series C preferred stock in this description. In this exhibit, we use the term “preferred stock” to describe our series C preferred stock or the class of preferred stock generally, as the context requires.
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation (as they may be amended from time to time and including any Certificate of Determination of Preferences that has been filed and is then in effect, the “Articles of Incorporation”) and bylaws (as they may be amended from time to time, the “Bylaws”), each of which is an exhibit to the Annual Report on Form 10-K with which this Exhibit 4.2 is filed or incorporated by reference, as well as applicable provisions of California law. We encourage you to read our Articles of Incorporation and Bylaws and applicable provisions of California law for additional information. Our Articles of Incorporation were most recently amended and restated effective May 23, 2008, and our Bylaws were most recently amended on April 14, 2020.
The total number of shares of all classes of capital stock that Sempra Energy is authorized to issue is 800,000,000, of which 750,000,000 are shares of common stock and 50,000,000 are shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series as determined by the Board of Directors. Of such preferred stock, at December 31, 2021, 17,250,000 shares were designated as 6% Mandatory Convertible Preferred Stock, Series A, no par value, none of which were outstanding or registered under Section 12 of the Exchange Act, 5,750,000 shares were designated as 6.75% Mandatory Convertible Preferred Stock, Series B, no par value, none of which were outstanding or registered under Section 12 of the Exchange Act, and 900,000 shares were designated as series C preferred stock. No other classes of capital stock are authorized under our Articles of Incorporation.
Common Stock
Dividend Rights
The holders of our common stock are entitled to receive, ratably, such dividends as the Board of Directors may from time to time declare, subject to any rights of holders of outstanding shares of our preferred stock to receive dividends before dividends may be paid on our common stock.

Liquidation Rights
In the event of any liquidation, dissolution or winding up of Sempra Energy, whether voluntary or involuntary, the holders of shares of our common stock are entitled, subject to any rights of the holders of outstanding shares of our preferred stock to receive distributions in such event before any distributions are made to holders of our common stock, to receive, ratably, any of our remaining assets after the discharge of our liabilities.
Voting Rights
Except as otherwise provided by law, each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of our shareholders, subject to the voting rights, if any, of holders of outstanding shares of any series of our preferred stock, which could include the right to vote separately as a class or series, or the right to vote together with the common stock as a single class.
At each annual meeting of our shareholders, directors will be elected to hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Pursuant to our Bylaws, directors standing for election in an uncontested election (as defined below) will be elected by the affirmative vote of a majority of the shares entitled to vote for them represented and voting at a duly held meeting at which a quorum is present (and such affirmative votes must also represent more than 25% of the outstanding shares entitled to vote in the election of such directors). In any election of directors that is not an uncontested election, the candidates receiving the highest number of affirmative votes of the shares entitled to vote for them, up to the number of directors to be elected by those shares, will be elected and votes against a director and votes withheld will have no effect. The rights of holders of our common stock to elect directors are subject to the voting rights, if any, of holders of outstanding shares of any series of our preferred stock, which could include: (i) voting as a separate class or series, the right to elect one or more directors, or (ii) voting together with our common stock as a single class, the right to vote in the election of directors generally. Our Bylaws define an “uncontested election” as, in general, an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by our shareholders at that election, determined at the times specified in our Bylaws. None of our shareholders may cumulate votes in the election of directors.
Other Rights
Our common stock does not contain any conversion rights or sinking fund or redemption provisions. Holders of our common stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock.
Bylaws
The Board of Directors is expressly authorized to make, amend or repeal the Bylaws, without any action on the part of the shareholders, except as otherwise required by applicable California law, solely by the affirmative vote of at least two-thirds of the authorized number of directors. The Bylaws may also be amended or repealed by the shareholders, by the approval of the outstanding shares (as defined in Section 152 of the General Corporation Law of the State of California) of Sempra Energy.
Listing
Our common stock is listed on the New York Stock Exchange under the trading symbol SRE and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the trading symbol SRE.MX.
Preferred Stock
Ranking
Our series C preferred stock ranks with respect to dividend rights and distribution rights upon our liquidation, winding-up or dissolution:
▪senior to our common stock and each other class or series of our capital stock established after the original issue date of shares of the series C preferred stock, unless the terms of such capital stock expressly provide otherwise (collectively, “junior stock”);

▪on parity with each class or series of our capital stock established after the original issue date of shares of the series C preferred stock, if the terms of such class or series expressly provide for such parity ranking (collectively, “parity stock”);
▪junior to each class or series of our capital stock established after the original issue date of shares of the series C preferred stock, if the terms of such class or series expressly provide for such senior ranking (collectively, “senior stock”);
▪junior to our existing and future indebtedness and other liabilities; and
▪structurally subordinated to any existing and future indebtedness and other liabilities of our subsidiaries and capital stock of our subsidiaries held by third parties.
Redemption at the Option of Sempra Energy
We may, at our option, redeem the series C preferred stock in whole or in part, from time to time, on any day during the period from and including the July 15 immediately preceding October 15, 2025 and July 15 of every fifth year after 2025 through and including such October 15, at a redemption price in cash equal to $1,000 per share. Additionally, in the event that a credit rating agency then publishing a rating for us makes certain amendments, clarifications or changes to the criteria it uses to assign equity credit to securities such as the series C preferred stock (a “Ratings Event”), we may redeem the series C preferred stock, in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of the Ratings Event or, if no such review or appeal process is available or sought, the occurrence of such Ratings Event, at a redemption price in cash equal to $1,020 per share (102% of the Liquidation Preference (as defined below)).
Dividend Rights
Dividends on our series C preferred stock are payable semi-annually in cash on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee thereof, out of funds legally available for payment, at a resetting fixed-rate equal to 4.875% per annum of the Liquidation Preference from and including June 19, 2020 to, but excluding, October 15, 2025 and, for each five-year period following October 15, 2025 and October 15 of every fifth year after 2025, a per annum rate equal to the Five-year U.S. Treasury Rate (as defined in the Certificate of Determination of Preferences of the series C preferred stock) as of the second U.S. business day prior to such reset date, plus a spread of 4.550% of the Liquidation Preference.
So long as any share of series C preferred stock remains outstanding, no dividend or distribution will be declared or paid on common stock or any other junior stock, and no common stock or any other junior stock will be purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless, in each case, all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid, or a sufficient sum of cash or number of shares of common stock has been set apart for the payment of such dividends, on all outstanding shares of series C preferred stock. The foregoing limitation will not apply to (i) any dividend or distribution payable in shares of common stock or other junior stock, together with cash in lieu of any fractional share; (ii) purchases, redemptions or other acquisitions of common stock or other junior stock in connection with the administration of any benefit or other incentive plan, including any employment contract, in the ordinary course of business, including, without limitation, (x) purchases to offset the share dilution amount pursuant to a publicly announced repurchase plan; provided that any purchases to offset the share dilution amount will in no event exceed the share dilution amount; (y) the forfeiture of unvested shares of restricted stock or share withholdings or other surrender of shares to which the holder may otherwise be entitled upon exercise, delivery or vesting of equity awards (whether in payment of applicable taxes, the exercise price or otherwise); and (z) the payment of cash in lieu of fractional shares; (iii) purchases of fractional interests in shares of common stock or other junior stock pursuant to the conversion or exchange provisions of such shares of other junior stock or any securities exchangeable for or convertible into shares of common stock or other junior stock, (iv) any dividends or distributions of rights or common stock or junior stock in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any shareholders’ rights plan; (v) purchases of common stock or other junior stock pursuant to a contractually binding requirement to buy common stock or other junior stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan; (vi) the deemed purchase or acquisition of fractional interests in shares of common stock or other junior stock pursuant to the conversion or exchange provisions of such shares or the security being converted or exchanged; (vii) the acquisition by us or any of our subsidiaries of record ownership in common stock or other junior stock or parity stock for the beneficial ownership of any other persons (other than for us or any of our subsidiaries), including as trustees or custodians, and the payment of cash in lieu of fractional shares; and (viii) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock (with the same or lesser aggregate liquidation amount) or junior stock and the payment of cash in lieu of fractional shares. The phrase “share dilution amount” means the increase in the number of diluted shares outstanding (determined in accordance with accounting principles generally accepted in the United States of America and as measured from the initial issue date) resulting from the grant, vesting or exercise of equity-based compensation to directors, employees and agents and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.
When dividends on shares of series C preferred stock (A) have not been declared and paid in full on any dividend payment date; or (B) have been declared but a sum of cash sufficient for payment thereof has not been set aside for the benefit of the holders thereof on the applicable record date, no dividends may be declared or paid on any parity stock unless dividends are declared on the shares of series C preferred stock such that the respective amounts of such dividends declared on the shares of series C preferred stock and such parity stock bear the same ratio to each other as all accumulated dividends and all declared and unpaid dividends per share on the shares of series C preferred stock and such parity stock bear to each other; provided, however, that any unpaid dividends will continue to accumulate.
Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors, or an authorized committee thereof, may be declared and paid on any securities, including common stock, from time to time out of any funds legally available for such payment, and holders of our series C preferred stock will not be entitled to participate in any such dividends declared on securities other than the preferred stock.
Liquidation Rights
In the event of our liquidation, winding up or dissolution, whether voluntary or involuntary, each holder of our series C preferred stock will be entitled to receive $1,000 per share (the “Liquidation Preference”) of such preferred stock, plus an amount (the “Liquidation Dividend Amount”) equal to accumulated and unpaid dividends on such shares to (but excluding) the date fixed for liquidation, winding-up or dissolution to be paid out of our assets legally available for distribution to our shareholders, after satisfaction of debt and other liabilities owed to our creditors and holders of shares of any senior stock and before any payment or distribution is made to holders of any junior stock, including, without limitation, common stock.
If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to (i) the Liquidation Preference plus the Liquidation Dividend Amount on the shares of series C preferred stock and (ii) the liquidation preference of, and the amount of accumulated and unpaid dividends (to, but excluding, the date fixed for liquidation, winding-up or dissolution) on, all other parity stock are not paid in full, the holders of our series C preferred stock and all holders of any such other parity stock will share equally and ratably in any distribution of our assets in proportion to the respective liquidation preferences and amounts equal to the accumulated and unpaid dividends to which they are entitled.
After the payment to any holder of our series C preferred stock of the full amount of the Liquidation Preference and the Liquidation Dividend Amount for each of such holder’s shares of such preferred stock, such holder as such will have no right or claim to any of our remaining assets.
Neither the sale, lease or exchange of all or substantially all of our assets, nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.
Voting Rights
The holders of the series C preferred stock do not have voting rights with respect to their preferred stock, except as described below and as specifically required by applicable California law from time to time.
Whenever dividends on the series C preferred stock have not been declared or paid or have been declared but not paid for three or more semi-annual dividend periods, whether or not consecutive, the authorized number of directors on the Board of Directors will automatically be increased by two and the holders of the series C preferred stock, voting together as a single class with holders of any and all other outstanding preferred stock of equal rank having similar voting rights, will be entitled to elect two directors who satisfy certain requirements to fill such newly created directorships. Such directors will stand for reelection annually, and at each subsequent annual meeting of shareholders, so long as the holders of preferred stock continue to have this voting right. This right will terminate with respect to the series C preferred stock when all accumulated and unpaid dividends on such preferred stock have been paid in full, subject to the revesting of the right in the event of each subsequent period of nonpayment. Upon the termination of this voting right for all series of preferred stock, the term of office of each director elected pursuant to the right will terminate and the authorized number of directors will automatically decrease by two.
So long as any shares of series C preferred stock are outstanding, we must obtain the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of such preferred stock, voting together as a single class, in order to, subject to certain exceptions and limitations, amend or alter our Articles of Incorporation so as to authorize, create or increase the authorized amount of any class or series of senior stock or adversely affect the special rights, preferences, privileges or voting powers of the series C preferred stock, consummate a binding share exchange or reclassification involving the shares of the series C preferred stock or consummate a merger or consolidation of us with another entity; provided that if any such amendment, alteration, repeal, share exchange, reclassification, merger or consolidation would adversely affect one or more but not all series of preferred stock, then only the series of preferred stock adversely affected and entitled to vote will so vote as a class. We may amend, alter, supplement or repeal any terms of the series C preferred stock without the vote or consent of the holders thereof, so long as such action does not adversely affect the special rights, preferences, privileges, voting powers, limitations or restrictions of such preferred stock, to cure any ambiguity or mistake, to correct or supplement any provision that may be defective or inconsistent with any other provision in the Certificate of Determination of Preferences of the series C preferred stock, to make any provision with respect to matters or questions relating to the series C preferred stock that is not inconsistent with the provisions of our Articles of Incorporation or to waive any of our rights with respect thereto.
Terms of Conversion
The series C preferred stock is not convertible to any other security.
Other Rights
Our series C preferred stock does not contain any sinking fund or redemption provisions. Holders of our series C preferred stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock.
Listing
Our series C preferred stock is not listed on any securities exchange or trading facility or included in any automated dealer quotation system.
Anti-Takeover Effects of our Articles of Incorporation and Bylaws
Certain provisions of our Articles of Incorporation and Bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with the Board of Directors. However, these provisions could also delay, deter or prevent a change of control or other takeover of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market prices of our common stock and any outstanding preferred stock, and may also limit the prices that investors are willing to pay in the future for our common stock and any outstanding preferred stock. These provisions may also have the effect of preventing changes in our management. Our Articles of Incorporation and Bylaws include anti-takeover provisions that:
▪authorize the Board of Directors, without a vote or other action by our shareholders, to cause the issuance of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights, preferences, privileges and restrictions of that series, which may include, among other things, dividend and liquidation rights and preferences, rights to convert such shares into common stock, voting rights and other rights which may dilute or otherwise adversely affect the voting or other rights and the economic interests of holders of our common stock or one or more other series of our preferred stock, if any, then outstanding;

▪establish advance notice requirements and procedures for shareholders to submit nominations of candidates for election to the Board of Directors and to propose other business to be brought before a shareholders’ meeting;
▪provide that vacancies in the Board of Directors, including vacancies created by the removal of any director, may be filled by a majority of the directors then in office or by a sole remaining director;
▪provide that no shareholder may cumulate votes in the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election by our common shareholders;
▪require that any action to be taken by our shareholders must be taken either (1) at a duly called annual or special meeting of shareholders, or (2) by the unanimous written consent of all of our shareholders, unless the Board of Directors, by resolution adopted by two-thirds of the authorized number of directors, waives the foregoing provision in any particular circumstance; and
▪require action by shareholders holding not less than 1/10th of the voting power of our capital stock in order for our shareholders to call a special meeting of shareholders.

DESCRIPTION OF DEBT SECURITIES
The following description of the notes is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the subordinated indenture, dated as of June 26, 2019 (the “indenture”), between Sempra Energy and the U.S. Bank National Association, as trustee (the “trustee”). The indenture is an exhibit to the Annual Report on Form 10-K with which this Exhibit 4.2 is filed or incorporated by reference. We encourage you to read the indenture, as supplemented, for additional information.
The notes constitute a separate series of our subordinated debt securities under the indenture and were issued in the aggregate principal amount of $758 million, which remained the aggregate principal amount outstanding as of December 31, 2021.
Maturity
The maturity date of the notes is July 1, 2079. The notes are subject to early redemption at our option as described under “Redemption – Optional Redemption” below.
Interest
The notes bear interest at the rate of 5.75% per year. Subject to our right to defer interest payments as described below, interest on the notes is payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year.
So long as no event of default under the indenture with respect to the notes has occurred and is continuing, we may, at our option, defer interest payments on the notes, from time to time, for one or more deferral periods of up to 40 consecutive quarterly interest payment periods each (each such deferral period, commencing on the interest payment date on which the first such deferred interest payment otherwise would have been made, an “optional deferral period”), except that no such optional deferral period may extend beyond the final maturity date of the notes. In other words, we may declare at our discretion up to a 10-year interest payment moratorium on the notes and we may choose to do that on more than one occasion, except that we cannot begin a new optional deferral period until we have paid all accrued and unpaid interest on the notes from any previous optional deferral period. No interest on the notes will be payable during any optional deferral period unless we elect, at our option, to redeem notes during such optional deferral period, in which case accrued and unpaid interest will be paid on the notes, and only on the notes, being redeemed, or unless the principal of and interest on the notes has been declared due and payable as a result of an event of default under the indenture with respect to the notes, in which case accrued and unpaid interest will be paid on all of the notes. We may elect, at our option, to extend the length of any optional deferral period that is shorter than 40 consecutive quarterly interest payment periods (but not beyond the final maturity date of the notes) and to shorten the length of any optional deferral period.
During any optional deferral period, interest on the notes will continue to accrue at the rate of 5.75% per year and interest on deferred interest will accrue at the rate of 5.75% per year, compounded quarterly, to the extent permitted by applicable law. In addition, during any optional deferral period, we are prohibited from taking certain specified actions as set forth in the indenture, including, subject to certain exceptions and limitations, declaring or paying any dividends or distributions on our capital stock; redeeming, purchasing, acquiring or making a liquidation payment with respect to our capital stock; paying any principal, interest or premium on, or repaying, repurchasing or redeeming, any of our indebtedness that ranks equal with or junior to the notes in right of payment; or making any payments with respect to any guarantees by us of any indebtedness if such guarantees rank equal with or junior to the notes in right of payment.
Redemption
At our option, we may redeem some or all of the notes before their maturity, as follows:
▪on or after October 1, 2024, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus, subject to certain interest payment procedures as set forth in the indenture, accrued and unpaid interest on the notes to be redeemed to the redemption date;
▪before October 1, 2024, in whole but not in part, following the occurrence and during the continuance of a Tax Event (as defined below), at a redemption price equal to 100% of the principal amount of the notes, plus, subject to certain interest payment procedures as set forth in the indenture, accrued and unpaid interest on the notes to the redemption date; or

▪before October 1, 2024, in whole but not in part, following the occurrence and during the continuance of a Rating Agency Event (as defined below), at a redemption price equal to 102% of the principal amount of the notes, plus, subject to certain interest payment procedures as set forth in the indenture, accrued and unpaid interest on the notes to the redemption date.
A “Tax Event” means that we have received an opinion of counsel experienced in such matters to the effect that, as a result of:
▪any amendment to, clarification of, or change, including any announced prospective change, in the laws or treaties of the United States or any of its political subdivisions or taxing authorities, or any regulations under those laws or treaties;
▪an administrative action, which means any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement including any notice or announcement of intent to issue or adopt any administrative pronouncement, ruling, regulatory procedure or regulation;
▪any amendment to, clarification of, or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the previously generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, regardless of the time or manner in which that amendment, clarification or change is introduced or made known; or
▪a threatened challenge asserted in writing in connection with a tax audit of us or any of our subsidiaries, or a publicly-known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the notes, which amendment, clarification or change is effective or the administrative action is taken or judicial decision, interpretation or pronouncement is issued or threatened challenge is asserted or becomes publicly-known after June 13, 2019, there is more than an insubstantial risk that interest payable by us on the notes is not deductible, or within 90 days would not be deductible, in whole or in part, by us for United States federal income tax purposes.
“Rating Agency Event” means a change in the methodology published by any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act that published a rating for Sempra Energy as of June 13, 2019 (a “rating agency”) in assigning equity credit to securities such as the notes, as such methodology was in effect on June 13, 2019 (the “current methodology”), that results in (i) any shortening of the length of time for which equity credit pertaining to the notes by such rating agency would have been in effect had the current methodology not been changed or (ii) a lower equity credit being assigned by such rating agency to the notes as of the date of such change than the equity credit that would have been assigned to the notes by such rating agency had the current methodology not been changed.
Subordination and Security
The notes are our unsecured obligations. The notes rank junior and subordinate in right of payment to our existing and future Senior Indebtedness (as defined below), to the extent and in the manner described below. At December 31, 2021, we had outstanding Senior Indebtedness of approximately $9 billion. The notes rank equally in right of payment with any existing and future unsecured indebtedness if the terms of such indebtedness provide that it ranks equally with the notes in right of payment. The notes are effectively subordinated in right of payment to any secured indebtedness that we have or may incur and to all indebtedness and other liabilities of our subsidiaries. At December 31, 2021, we had no outstanding secured indebtedness and our subsidiaries had outstanding total indebtedness and liabilities owed to unaffiliated third parties of approximately $36 billion and total liabilities owed to us of approximately $560 million.
The notes are subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. This means that upon:
(a)any payment by, or distribution of the assets of, Sempra Energy upon our dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings; or
(b)a failure to pay any interest, principal or other monetary amounts due on any of our Senior Indebtedness when due and continuance of that default beyond any applicable grace period; or
(c)acceleration of the maturity of any Senior Indebtedness as a result of a default;

the holders of all of our Senior Indebtedness will be entitled to receive:
▪in the case of clause (a) above, payment of all amounts due or to become due on all Senior Indebtedness; or
▪in the case of clauses (b) and (c) above, payment of all amounts due on all Senior Indebtedness, before the holders of the notes are entitled to receive any payment. So long as any of the events in clauses (a), (b), or (c) above has occurred and is continuing, any amounts payable or assets distributable on the notes will instead be paid or distributed, as the case may be, directly to the holders of Senior Indebtedness to the extent necessary to pay, in the case of clause (a) above, all amounts due or to become due upon all such Senior Indebtedness, or, in the case of clauses (b) and (c) above, all amounts due on all such Senior Indebtedness, and, if any such payment or distribution is received by the trustee under the indenture or the holders of any of the notes before all Senior Indebtedness due and to become due or due, as applicable, is paid, such payment or distribution must be paid over to the holders of the unpaid Senior Indebtedness. Subject to paying the Senior Indebtedness due and to become due in the case of clause (a) or the Senior Indebtedness due in the case of clauses (b) and (c), the holders of the notes will be subrogated to the rights of the holders of the Senior Indebtedness to receive payments applicable to the Senior Indebtedness until the notes are paid in full.
Neither the notes nor the indenture limit our ability to incur Senior Indebtedness or our or any of our subsidiaries’ ability to incur other secured and unsecured indebtedness or liabilities.
“Senior Indebtedness” means, with respect to the notes, (i) indebtedness of Sempra Energy, whether outstanding at the date of the indenture or incurred, created or assumed after such date, (a) in respect of money borrowed by Sempra Energy (including any financial derivative, hedging or futures contract or similar instrument, to the extent any such item is primarily a financing transaction) and (b) evidenced by debentures, bonds, notes, credit or loan agreements or other similar instruments or agreements issued or entered into by Sempra Energy; (ii) all finance lease obligations of Sempra Energy; (iii) all obligations of Sempra Energy issued or assumed as the deferred purchase price of property, all conditional sale obligations of Sempra Energy and all obligations of Sempra Energy under any title retention agreement (but excluding, for the avoidance of doubt, trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations of Sempra Energy for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; and (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons for the payment of which Sempra Energy is responsible or liable as obligor, guarantor or otherwise, except for any obligations, instruments or agreements of the type referred to in any of clauses (i) through (v) above that, by the terms of the instruments or agreements creating or evidencing the same or pursuant to which the same is outstanding, are subordinated or equal in right of payment to the notes.
Events of Default
An “event of default” occurs with respect to the notes if:
▪we do not pay any interest on any note when it becomes due and payable and such default continues for 30 days (whether or not such payment is prohibited by the subordination provisions applicable to the notes);
▪we do not pay any principal of or premium, if any, on any note when it becomes due and payable (whether or not such payment is prohibited by the subordination provisions applicable to the notes);
▪we remain in breach of any other covenant or warranty (excluding covenants and warranties solely applicable to one or more other series of subordinated debt securities issued under the indenture) in the indenture or the notes for 60 days after there has been given to us, by registered or certified mail, a written notice of default sent by either the trustee or registered holders of at least 25% of the principal amount of the outstanding notes that specifies the default or breach and requires remedy of the default or breach; or
▪we file for bankruptcy or other specified events of bankruptcy, insolvency, receivership or reorganization occur with respect to us.
No event of default with respect to the notes will necessarily constitute an event of default with respect to the subordinated debt securities of any other series issued under the indenture, and no event of default with respect to any such other series of subordinated debt securities issued under the indenture will necessarily constitute an event of default with respect to the notes.

Under the terms of the indenture, we furnish the trustee with an annual statement as to our compliance with the conditions and covenants in the indenture.
Modification
Without Registered Holder Consent. Without the consent of any registered holders of debt securities outstanding under the indenture, Sempra Energy and the trustee may enter into one or more supplemental indentures to such indenture for any of the following purposes:
▪to evidence the succession of another entity to Sempra Energy;
▪to add one or more covenants for the benefit of the holders of all or any series of debt securities issued under such indenture or to surrender any right or power conferred upon Sempra Energy;
▪to add any additional events of default for all or any series of debt securities issued under such indenture;
▪to add or change any of the provisions of such indenture to the extent necessary to permit or facilitate the issuance of debt securities in bearer form or to facilitate the issuance of debt securities in uncertificated form;
▪to change or eliminate any provision of such indenture so long as the change or elimination does not apply to any debt securities entitled to the benefit of such provision or to add any new provision to such indenture provided that any such addition does not apply to any outstanding debt securities issued under such indenture;
▪to provide security for the debt securities of any series issued under such indenture;
▪to establish the form or terms of debt securities of any series issued under such indenture, as permitted by such indenture;
▪to evidence and provide for the acceptance of appointment of a separate or successor trustee;
▪to cure any ambiguity, defect or inconsistency, or to make any other changes that do not adversely affect the interests of the holders of debt securities of any series under such indenture in any material respect; or
▪in the case of subordinated debt of any series, to conform the terms of such debt securities, any officers’ certificate or supplemental indenture establishing the form or terms of such debt securities or, insofar as relates to such debt securities, the subordinated indenture to any terms set forth in the description of such debt securities appearing in the offering memorandum, prospectus supplement or other like offering document relating to the initial offering of the debt securities.
With Registered Holder Consent. Subject to the following sentence, Sempra Energy and the trustee may, with some exceptions, amend or modify the applicable indenture with the consent of the registered holders of at least a majority in aggregate principal amount of the debt securities of each series affected by the amendment or modification. However, no amendment or modification may, without the consent of the registered holder of each outstanding debt security affected thereby:
▪change the stated maturity of the principal or interest on any debt security or reduce the principal amount, interest or premium payable or change any place of payment where or the currency in which any debt security is payable, or impair the right to bring suit to enforce any payment, or, if Sempra Energy has the right to extend or defer the payment of interest on such debt security, to increase the maximum time period of any such extension or deferral or increase the maximum number of times Sempra Energy may extend or defer any such interest payment;
▪reduce the percentages of registered holders whose consent is required for any supplemental indenture or waiver;
▪modify certain provisions in the applicable indenture relating to supplemental indentures and waivers of certain covenants and past defaults; or
▪in the case of the subordinated indenture, modify, delete or supplement any of the subordination provisions or the definition of Senior Indebtedness applicable to the subordinated debt securities of any series then outstanding in a manner adverse to the holders of such subordinated debt securities.
Consolidation, Merger or Conveyance of Assets
We have agreed not to consolidate or merge with or into any other entity, or to sell, transfer, lease or otherwise convey our properties and assets as an entirety or substantially as an entirety to any entity, unless:

•(i) in the case of a merger, we are the continuing entity, or (ii) the successor entity formed by any such consolidation or into which we are merged or which acquires by sale, transfer, lease or other conveyance our properties and assets as an entirety or substantially as an entirety, is a corporation organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all of the notes outstanding under the indenture and the performance of all of the covenants under the indenture; and
•immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default under the indenture, has or will have occurred and be continuing.
Defeasance, Satisfaction and Discharge
The indenture provides that we may, upon satisfying several conditions, be discharged from our obligations, with some exceptions, with respect to the notes, which we refer to as “defeasance”. One such condition is the irrevocable deposit with the trustee, in trust, of money and/or government obligations that, through the scheduled payment of principal and interest on those obligations, would provide sufficient moneys to pay the principal of and any premium and interest on the notes on the maturity dates of the payments or upon redemption. In addition, we would be required to deliver an opinion of counsel to the effect that a holder of the notes would not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and would be subject to federal income tax on the same amounts, at the same times and in the same manner as if that defeasance had not occurred. The opinion of counsel must be based upon a ruling of the Internal Revenue Service or a change in law after the date of the indenture.
The indenture will cease to be of further effect with respect to the notes, and we will be deemed to have satisfied and discharged all of our obligations under the indenture with respect to the notes, except as noted below, when all outstanding notes have become due or will become due within one year at their stated maturity or on a redemption date and we deposit with the trustee, in trust, funds that are sufficient to pay and discharge all remaining indebtedness on the notes. We will remain obligated to pay all other amounts due under the indenture and to perform certain ministerial tasks as described in the indenture.
Other Rights
The notes do not contain any conversion rights or sinking fund provisions.
Trustee
U.S. Bank National Association is the trustee under the indenture governing the notes. U.S. Bank National Association is a national banking association that provides trust services and acts as indenture trustee for numerous corporate securities issuances, including for other series of notes of which we or our affiliates are the issuer. In addition, affiliates of U.S. Bank National Association may perform various commercial banking and investment banking services for us and our subsidiaries from time to time in the ordinary course of business.
Listing
The notes are listed on the New York Stock Exchange under the trading symbol “SREA.”